EXHIBIT (A)(9)

[ALBEMARLE CORPORATION LOGO]

     FLOYD D. GOTTWALD, JR.
     CHAIRMAN OF THE BOARD AND
       CHIEF EXECUTIVE OFFICER

                                August 24, 1998

TO OUR SHAREHOLDERS:

     Albemarle Corporation ("Albemarle") is offering to purchase 5,000,000 shares (or such lesser number as are properly tendered), or approximately 9.5% of the currently outstanding shares, of its common stock (the "Shares") from existing shareholders. The price will not be in excess of $19.50 nor less than $17.00 net per Share. Albemarle is conducting the tender offer through a procedure commonly referred to as a "Dutch Auction." This allows you to select the price within the specified price range at which you are willing to sell your Shares to Albemarle. On August 21, 1998, the last full trading day prior to the announcement and commencement of the offer, the closing price per share for Albemarle's common stock on the New York Stock Exchange (the "NYSE") was $17.4375.

     Any shareholder whose Shares are purchased in the offer will receive the total purchase price in cash and will not incur the usual transaction costs associated with open-market sales. Any shareholders owning an aggregate of less than 100 Shares whose Shares are purchased pursuant to the offer will avoid the applicable odd lot discounts payable on sales of odd lots on the NYSE.

     Albemarle will pay the same per Share price (the "Purchase Price") for all Shares it purchases in the offer. If the number of Shares properly tendered is equal to or less than the number of Shares Albemarle seeks to purchase through the offer, the Purchase Price will be the highest price of those specified by tendering shareholders. All Shares properly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in the Offer to Purchase) will be purchased at the Purchase Price, net to the seller in cash, subject to the terms and conditions described in the Offer to Purchase and the related Letter of Transmittal. Those terms and conditions include, among other things, provisions relating to possible proration, conditional tenders and the tender of odd lots.

     If tendering shareholders properly tender more than the number of Shares Albemarle seeks to purchase through the offer, Albemarle will take into account the number of Shares so tendered and certain other factors described in the Offer to Purchase and select the Purchase Price that will allow Albemarle to buy the number of Shares that it seeks to purchase through the offer. In such circumstances, Albemarle would not purchase the Shares of any tendering shareholder who specified a price per Share above the Purchase Price.

     The offer is explained in detail in the Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. If you want to tender your Shares, the instructions on how to tender Shares are also explained in detail in the accompanying materials.

     Albemarle's board of directors has declared a dividend of nine cents per Share on Albemarle common stock payable on October 1, 1998. This dividend will be payable to the shareholders of record on September 15, 1998, regardless of whether their Shares have been tendered in the tender offer before or after the record date.

     Neither Albemarle nor its Board of Directors makes any recommendation to any shareholder whether to tender all or any Shares.

                                        Sincerely,




                                        /s/ Floyd D. Gottwald, Jr.
                                        --------------------------
                                        Floyd D. Gottwald, Jr.
                                        Chairman of the Board and Chief
                                        Executive Officer


330 SOUTH FOURTH STREET
POST OFFICE BOX 1335
RICHMOND, VIRGINIA 23210

                                                                EXHIBIT (A)(10)

[ALBEMARLE CORPORATION LOGO]

     FLOYD D. GOTTWALD, JR.
     CHAIRMAN OF THE BOARD AND
       CHIEF EXECUTIVE OFFICER

                                August 24, 1998

TO PARTICIPANTS IN THE SAVINGS PLAN FOR
 THE EMPLOYEES OF ALBEMARLE CORPORATION

     Albemarle Corporation ("Albemarle") is offering to purchase up to 5,000,000 shares, or approximately 9.5% of the currently outstanding shares, of its common stock (the "Shares") from existing shareholders. The price will not be in excess of $19.50 nor less than $17.00 net per share. As a participant in the Savings Plan for the Employees of Albemarle Corporation (the "Savings Plan"), you will be able to tender Shares in your Savings Plan account. The enclosed memorandum to Savings Plan participants contains information regarding the tender offer that is relevant to Savings Plan participants. You may tender your Savings Plan Shares using the Merrill Lynch Voice Response System, as explained in the enclosed memorandum.

     On August 21, 1998, the last full trading day prior to the announcement and commencement of the offer, the closing price per share for Albemarle's common stock on the New York Stock Exchange was $17.4375.

     Albemarle is conducting the offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the lowest price within the specified price range at which you are willing to sell your Shares to Albemarle. Albemarle will pay the same per Share price (the "Purchase Price") for all Shares it purchases in the offer. If the number of Shares properly tendered is equal to or less than the number of Shares Albemarle seeks to purchase through the offer, the Purchase Price will be the highest price of those specified by tendering shareholders. If tendering shareholders properly tender more than the number of Shares Albemarle seeks to purchase through the offer, Albemarle will take into account the number of Shares so tendered and certain other factors described in the Offer to Purchase and select the Purchase Price that allows Albemarle to buy the number of Shares that it seeks to purchase through the offer. In such circumstances, Albemarle would not purchase the Shares of any tendering shareholder who specified a price per Share above the Purchase Price.

     We encourage you to read carefully the memorandum, and the other enclosed materials, including the Offer to Purchase. Neither Albemarle nor its Board of Directors makes any recommendation to any Savings Plan participant whether to tender all or any Shares in the Savings Plan. Each Savings Plan participant should independently decide whether to tender Shares, taking into account his or her own personal circumstances. Your decision will not affect in any way the terms of your employment by Albemarle.

                                        Sincerely,




                                        /s/ Floyd D. Gottwald, Jr.
                                        ----------------------------------------
                                        Floyd D. Gottwald, Jr.
                                        Chairman of the Board and Chief
                                        Executive Officer



330 SOUTH FOURTH STREET
POST OFFICE BOX 1335
RICHMOND, VIRGINIA 23210